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                               July 25, 2023

       Howard Lutnick
       Chief Executive Officer
       CF Acquisition Corp. A
       110 East 59th Street
       New York, NY 10022

                                                        Re: CF Acquisition
Corp. A
                                                            Amended Draft
Registration Statement on Form S-1
                                                            Submitted June 28,
2023
                                                            CIK No. 0001865602

       Dear Howard Lutnick:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amended Draft Registration Statement on Form S-1 filed June 28, 2023

       Summary, page 1

   1.                                                   We note the disclosure
regarding the prior Cantor SPACs on page 4. Please
                                                        clearly disclose the
current stock price for each company as of the most recent practicable date.
       Risk Factors, page 37

   2. Please revise the risk factor on page 77 to describe the risks of the excise tax applying to redemptions in
connection with:
                                                            liquidations that
are not implemented to fall within the meaning of    complete
                                                            liquidation    in
Section 331 of the Internal Revenue Code,
 Howard Lutnick
CF Acquisition Corp. A
July 25, 2023
Page 2
             extensions, depending on the timing of the extension relative to when the SPAC completes a de-SPAC or liquidates, and
             de-SPACs, depending on the structure of the de-SPAC transaction. Source of Target Businesses, page 109

3. We note the disclosure that you "have not engaged in material discussions with any of the prospective target businesses that any of the Active Cantor SPACs or Prior Cantor SPACs had considered. However, we may engage in such discussions with such targets subsequent to the pricing of this offering." Please clearly disclose whether any discussions have occurred, directly or indirectly, with any of the prospective target businesses that any of the Active Cantor SPACs or Prior Cantor SPACs had considered and, if so, clarify the nature of those discussions.
General

4. We note the disclosure that "Our sponsor has committed, pursuant to a forward purchase contract with us, to purchase, in a private placement for gross proceeds of $10,000,000 to occur concurrently with the consummation of our initial business combination, the component securities of 1,000,000 of our units (consisting of 1,000,000 Class A ordinary shares and 333,333 warrants) on substantially the same terms as the sale of units in this offering and 250,000 Class A ordinary shares (for no additional consideration)." Given the additional 250,000 shares of class A ordinary shares for no additional consideration, it does not appear the forward purchase is on substantially the same terms as the sale of units in this offering. Please revise throughout the prospectus to highlight the material differences in the overall price of the private placement, including the additional ordinary shares, as compared to the IPO.
       You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if
you have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,
FirstName LastNameHoward Lutnick
                                                            Division of
Corporation Finance
Comapany NameCF Acquisition Corp. A
                                                            Office of Real
Estate & Construction
July 25, 2023 Page 2
cc:       Steven Mermelstein
FirstName LastName